Exhibit 99.1

FLY LEASING REPORTS FIrst quarter 2015 FINancial results

Dublin, Ireland, May 8, 2015 – FLY Leasing Limited (NYSE: FLY) (“FLY”), a global lessor of modern, fuel-efficient commercial jet aircraft, today announced its financial results for the first quarter of 2015.

First Quarter 2015 Highlights

•	Net income of $17.3 million, $0.41 per share

•	Increased total revenues by 34% to $122.5 million

•	Invested $147 million in four aircraft

•	Sold three aircraft for a $1.9 million gain over book value

•	Re-priced Term Loan in April, saving $4 million in annual interest cost

•	Declared Q1 dividend of $0.25 per share

“FLY has started 2015 with strong first quarter results,” said Colm Barrington, FLY’s CEO. “Our investments have grown our fleet to 128 aircraft, an increase of 11 aircraft from a year ago, driving a 34% increase in total quarterly revenues. We are targeting $750 million in aircraft acquisitions this year and have acquired and identified $475 million of aircraft to date. Meanwhile, we continue to opportunistically trade aircraft, selling three aircraft in the first quarter for a gain of $1.9 million over book value.”

“Our net income of $17.3 million, or $0.41 per share, is a significant increase over the first quarter of last year, and is largely due to our growing fleet,” added Barrington. “We also continue to return capital to shareholders, declaring our 30th consecutive quarterly dividend.”

“We actively manage the company’s capital structure, just as we actively manage our fleet, taking advantage of the favorable funding environment and our access to well-priced debt,” said Barrington. “In April, we re-priced our Term Loan, which will reduce our interest cost by approximately $4 million annually.”

“Globally the airline industry is on a strong trajectory, with air traffic growth and airline profits exceeding the levels of recent years,” added Barrington. “These conditions benefit lessors, including FLY, by providing strong demand for leased aircraft with a resultant firming in lease rates and aircraft values.”

Financial Results

FLY is reporting net income for the first quarter of 2015 of $17.3 million or $0.41 per diluted share. This compares to net income of $3.6 million or $0.07 per diluted share for the same period in 2014. The first quarter 2015 results include $21.9 million of end of lease revenue and a charge of approximately $4.0 million associated with termination of the Aircraft Acquisition Facility. End of lease revenue was $3.7 million in the first quarter of 2014.

Total revenues increased 34% to $122.5 million and include $120.1 million of operating lease revenue and $1.9 million in gains from the sale of three aircraft. Operating lease revenue increased $30.5 million over the same period in the preceding year.

Adjusted Net Income

Adjusted Net Income was $26.6 million for the first quarter of 2015 compared to $9.8 million in the same period in the previous year. On a per share basis, Adjusted Net Income was $0.64 in the first quarter of 2015 compared to $0.24 for the same period in the previous year.

A reconciliation of Adjusted Net Income to net income determined in accordance with GAAP is shown below.

Dividends and Share Repurchases

On April 15, 2015, FLY declared a dividend of $0.25 per share in respect of the first quarter of 2015. This dividend will be paid on May 20, 2015 to shareholders of record on April 30, 2015. FLY has now paid dividends totaling $7.62 since its listing in 2007.

On May 6, 2015, FLY’s board of directors approved a $30 million share repurchase program expiring in May 2016 to replace the previous program. Under this program, FLY may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of the repurchases under this program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time.

Financial Position

At March 31, 2015, FLY’s total assets were $4.1 billion, including flight equipment with a net book value of $3.7 billion. Cash and cash equivalents at March 31, 2015 totaled $416.6 million, of which $280.3 million was unrestricted. In addition, FLY had 17 unencumbered aircraft with an aggregate net book value of $632.4 million at March 31, 2015.

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Aircraft Portfolio

At March 31, 2015, FLY’s 128 aircraft, as shown in the table below, were on lease to 63 airlines in 35 countries.

Portfolio at	Mar 31, 2015	Dec 31, 2014
Airbus A319	18	18
Airbus A320	29	27
Airbus A321	5	3
Airbus A330	4	4
Airbus A340	3	3
Boeing 737	54	57
Boeing 747	1	1
Boeing 757	11	11
Boeing 767	1	1
Boeing 777	1	1
Boeing 787	1	1
Total	128	127

Note: The table does not include two B767 aircraft owned by a joint venture in which FLY has a 57% interest.

At March 31, 2015, the average age of the portfolio was 8.1 years weighted by the net book value of each aircraft. The average remaining lease term was 5.1 years, also weighted by net book value. At March 31, 2015, FLY’s leases were generating annualized rental revenues of approximately $424.1 million.

Conference Call and Webcast

FLY’s senior management will host a conference call and webcast to discuss these results at 10:00 a.m. U.S. Eastern Time on Friday, May 8, 2015. Participants should dial +1-253-237-1145 (International) or 800-535-7056 (North America) and enter confirmation code 21363329 or ask an operator for the FLY Leasing earnings call. A replay will be available shortly after the live call. To access the replay, please dial +1-404-537-3406 (International) or 855-859-2056 (North America) and enter confirmation code 21363329. The replay recording will be available for ten days. A live webcast of the conference call will be also available in the investor relations section of FLY’s website at www.flyleasing.com. An archived webcast will be available on FLY’s website for one year.

About FLY

FLY is a global aircraft leasing company with a fleet of modern, high-demand, and fuel efficient commercial jet aircraft. FLY acquires and leases its aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. FLY is managed and serviced by BBAM LP, a worldwide leader in aircraft lease management and financing. For more information about FLY, please visit our website at www.flyleasing.com.

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Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. Further information on the factors and risks that may affect FLY’s business is included in filings FLY makes with the Securities and Exchange Commission from time to time, including its Annual Report on Form 20-F and its reports on Form 6-K. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

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Contact:

Matt Dallas

FLY Leasing Limited

+1 203-769-5916

ir@flyleasing.com

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FLY Leasing Limited

Consolidated Statements of Income

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three month period ended Mar. 31, 2015 (Unaudited)	Three month period ended Mar. 31, 2014 (Unaudited)
Revenues
Operating lease rental revenue	$ 103,148	$ 90,536
End of lease revenue	21,936	3,679
Amortization of lease incentives	(4,036)	(3,388)
Amortization of lease premiums/discounts and other	(945)	(1,200)
Operating lease revenue	120,103	89,627
Gain on sale of aircraft	1,897	-
Equity earnings from unconsolidated subsidiary	340	1,382
Interest and other income	206	310
Total revenues	122,546	91,319
Expenses
Depreciation	50,074	40,403
Interest expense	39,297	34,625
Debt modification and extinguishment costs	4,050	15
Selling, general and administrative	8,264	9,615
Ineffective and dedesignated derivatives	(264)	(65)
Maintenance and other costs	1,586	2,410
Total expenses	103,007	87,003
Net income before provision for income taxes	19,539	4,316
Provision for income taxes	2,273	753
Net income	$ 17,266	$ 3,563
Weighted average number of shares:
- Basic	41,432,998	41,333,938
- Diluted	41,545,287	41,393,731
Earnings per share (net income per common share):
- Basic and diluted	$ 0.41	$ 0.07
Dividends declared and paid per share	$ 0.25	$ 0.25

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FLY Leasing Limited

Consolidated Balance Sheets

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Mar. 31, 2015 (Unaudited)	Dec. 31, 2014 (Audited)
Assets
Cash and cash equivalents	$ 280,285	$ 337,560
Restricted cash and cash equivalents	136,336	139,139
Rent receivables	11,002	4,887
Investment in unconsolidated subsidiary	4,342	4,002
Flight equipment held for operating lease, net	3,678,090	3,705,407
Fair market value of derivative assets	131	2,067
Other assets, net	24,247	31,608
Total assets	4,134,433	4,224,670
Liabilities
Accounts payable and accrued liabilities	33,185	18,431
Rentals received in advance	18,697	19,751
Payable to related parties	2,704	2,772
Security deposits	59,668	64,058
Maintenance payment liability	244,385	254,514
Unsecured borrowings, net	689,866	689,452
Secured borrowings, net	2,240,721	2,335,328
Fair market value of derivative liabilities	28,087	23,311
Deferred tax liability, net	17,614	16,289
Other liabilities	39,820	41,890
Total liabilities	3,374,747	3,465,796
Shareholders’ equity
Common shares, $0.001 par value, 499,999,900 shares authorized; 41,432,998 shares issued and outstanding at March 31, 2015 and December 31, 2014	41	41
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	−	−
Additional paid in capital	658,674	658,522
Retained earnings	124,119	117,402
Accumulated other comprehensive loss, net	(23,148)	(17,091)
Total shareholders’ equity	759,686	758,874
Total liabilities and shareholders’ equity	$ 4,134,433	$ 4,224,670

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FLY Leasing Limited

Consolidated Statements of Cash Flows

(DOLLARS IN THOUSANDS)

	Three month period ended Mar. 31, 2015 (Unaudited)	Three month period ended Mar. 31, 2014 (Unaudited)
Cash Flows from Operating Activities
Net Income	$17,266	$3,563
Adjustments to reconcile net income to net cash flows provided by operating activities:
Equity in earnings from unconsolidated subsidiary	(340)	(1,382)
Gain on sale of aircraft	(1,897)	-
Depreciation	50,074	40,403
Amortization of debt discounts and issuance costs	3,110	3,142
Amortization of lease incentives	4,036	3,388
Amortization of lease discounts/premiums and other items	719	632
Amortization of fair market value adjustments associated with the GAAM acquisition	1,237	1,929
Debt modification and extinguishment costs	4,050	-
Share-based compensation	152	(56)
Unrealized foreign exchange loss on cash balances	330	(33)
Unrealized foreign exchange gain on Euro denominated secured borrowing	(2,000)	-
Provision for deferred income taxes	2,026	634
Unrealized gain on derivative instruments	(264)	(65)
Security deposits and maintenance payment liability recognized into earnings	(21,936)	(3,268)
Changes in operating assets and liabilities:
Rent receivables	(1,685)	(2,079)
Other assets	2,375	(568)
Payable to related parties	(3,632)	(1,742)
Accounts payable and accrued liabilities	11,794	5,536
Rentals received in advance	(1,054)	(773)
Other liabilities	(2,606)	4,470
Net cash flows provided by operating activities	61,755	53,731
Cash Flows from Investing Activities
Purchase of flight equipment	(137,113)	(81,837)
Proceeds from sale of aircraft, net	126,503	-
Payment for aircraft improvement	(4,403)	-
Payments for maintenance	(7,730)	(6,791)
Net cash flows used in investing activities	(22,743)	(88,628)

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	Three month period ended Mar. 31, 2015 (Unaudited)	Three month period ended Mar. 31, 2014 (Unaudited)
Cash Flows from Financing Activities
Restricted cash and cash equivalents	2,803	41,188
Security deposits received	845	2,100
Security deposits returned	(2,868)	-
Maintenance payment liability receipts	17,514	33,172
Maintenance payment liability disbursements	(8,332)	(4,195)
Proceeds from termination of interest rate swaps	23	-
Debt issuance costs	(343)	(197)
Proceeds from secured borrowings	67,802	-
Repayment of secured borrowings	(162,852)	(44,162)
Dividends	(10,358)	(10,327)
Dividend equivalents	(191)	(676)
Net cash flows(used in) provided by financing activities	(95,957)	16,903
Effect of exchange rate changes on cash and cash equivalents	(330)	33
Net decrease in cash	(57,275)	(17,961)
Cash at beginning of period	337,560	404,472
Cash at end of period	$280,285	$386,511
Supplemental Disclosure:
Cash paid during the period for:
Interest	$24,059	$24,725
Income taxes	110	137
Supplemental disclosure of noncash activities:
Aircraft improvement	2,510	621
Security deposits applied to maintenance payment liability and rent receivables	2,542	358
Maintenance payment liability applied to rent receivables	2,108	-
Other liabilities applied to maintenance payment liability and rent receivables	240	979
Noncash activities in connection with purchase of aircraft:
Rent receivable applied	626	-
Security deposits assumed	1,743	590
Lease incentive obligation	6,099	-
Noncash activities in connection with sale of aircraft:
Rent receivable applied	695	-
Refundable deposits applied	2,250	-
Security deposits and maintenance reserves transferred	6,116	-

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FLY Leasing Limited

Reconciliation of Non-GAAP Measures

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three month period ended March 31, 2015 (Unaudited)	Three month period ended March 31, 2014 (Unaudited)
Net income	$ 17,266	$ 3,563
Amortization of debt discounts and loan issuance costs	3,110	3,142
Amortization of lease discounts/premiums and other items	719	632
Amortization of GAAM acquisition date fair market value adjustments	1,237	1,929
Debt modification and extinguishment costs	4,050	15
Share-based compensation	152	(56)
Unrealized foreign exchange gain	(1,670)	(33)
Deferred income taxes	2,026	634
Ineffective, dedesignated and terminated derivatives	(264)	(65)
Adjusted Net Income	$ 26,626	$ 9,761
Average Shareholders’ Equity	$ 759,280	$ 744,698
Adjusted Return on Equity	14.0%	5.2%

Weighted average diluted shares outstanding	41,545,287	41,393,731
Adjusted Net Income per diluted share	$0.64	$0.24

FLY defines Adjusted Net Income as net income plus or minus (i) non-cash amortization of debt discounts, loan issuance costs, lease discounts/premiums and other items; (ii) adjustments related to the GAAM portfolio acquisition comprised primarily of amortization of fair value adjustments recorded in purchase accounting; (iii) debt modification and extinguishment costs; (iv) non-cash share-based compensation; (v) unrealized foreign exchange gain/loss; (vi) deferred income taxes; and (vii) the ineffective portion and other comprehensive items associated with terminated cash flow hedges. Adjusted Return on Equity is calculated by dividing Adjusted Net Income over the average shareholders’ equity for the period presented. For periods of less than one year, Adjusted Net Income for the relevant period is annualized in calculating Adjusted Return on Equity.

We use Adjusted Net Income and Adjusted Return on Equity to assess our core operating performance on a consistent basis from period to period. In addition, Adjusted Net Income and Adjusted Return on Equity help us compare our performance to our competitors. These measures should be considered in addition to, not as a substitute for net income or other financial measures determined in accordance with Accounting Principles Generally Accepted in the United States. FLY’s definitions may be different than those used by other companies.

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